

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 19, 2007

<u>Via U.S. Mail and Facsimile</u>

Alexander Becker
Chief Executive Officer and Director
c/o Steven A. Sanders, Esq.
501 Madison Avenue
New York, New York 10022

> **Re: Manas Petroleum Corporation**
> **Registration Statement on Form SB-2**
> **Filed November 21, 2007**
> **File No. 333-147567**

Dear Mr. Becker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Summary of Financial Data, page 5

2.   Your chart here indicates a net loss of $13,861,959 for the period of inception to September 30, 2007, whereas your statements of operations indicate a loss of $10,297,909. Please revise your disclosure as necessary to resolve this apparent inconsistency.

Risk Factors, page 6

3.   Your disclosure here indicates that you had a net loss of $1,023,957 for the year ended December 31, 2006, whereas your statements of operations indicate that you had net income of this amount. Additionally, your disclosure here indicates that you had a loss of $3,227,958 for the nine-month period ended September 30, 2007, whereas your financial statements indicate that your loss was $8,717,241 for the nine-month period. Please revise your disclosure as necessary to resolve this apparent inconsistency.

Management's Discussion and Analysis or Plan of Operation, page 27

4.   Expand this section to include a comparison of expenses for the year ended December 31, 2006, versus December 31, 2005, as well as for the three and nine month periods ended September 30, 2007, versus the comparable periods in 2006. Your discussions should be comprehensive and should include, for example, an explanation of the $3.1 million gain from sale of investment recognized in 2006, and the reasons why operating expenses increased from $1.6 million for the nine months ended September 30, 2006, to $8.9 million for the comparable period in 2007.

Report of Independent Registered Public Accounting Firm, page 39

5.   Please file a revised auditors' report to include the city and state (or city and country, if outside of the United States) where the report was issued.

6.   The report of your independent auditor report is dated both April 16 and October 31, 2007. If a second date should be included, the reason for the inclusion should be noted. Refer to AU Section 530.

Statements of Operations, page 40

7.   Your statements of operations for 2006 reflect an operating loss of $817,257, when it appears that you intended to reflect an operating gain of that amount. Please review and revise, as necessary.

8.   Revise your statements of operations to report earnings (loss) per share rounded to the nearest whole cent only.

Related Party Disclosure, page 50 and 51

9.   Please explain to us the circumstances surrounding CJSC South Petroleum Company's recognition of $808,000 income from November 13, 2006, to December 31, 2006, given that it had no revenues during that period.

10.   Explain to us, in reasonable detail, how the amount of the gain from sale of investments recorded during the year ended December 31, 2006 was determined. As part of your response, provide a reasonably detailed description of the underlying transaction. Describe any remaining obligations or commitments that you assumed as part of the transaction.

11.   Explain to us how the balance sheet amount "Liability in respect of investment in associate" was determined.

Exhibit 5.1

12.   We note that the legal opinion describes the Company as a Delaware corporation, when in fact the Company is a Nevada corporation. Please provide a legal opinion opining upon Nevada law from counsel qualified to opine upon Nevada law.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding the accounting comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Steven A. Sanders (212-826-9307)
        Sean Donahue